OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                        September 1, 2005                FACSIMILE: 212.451.2222

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                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman

                Re:  COMPUTER HORIZONS CORP. (THE "COMPANY")
                     PRELIMINARY SCHEDULE 14A FILED ON AUGUST 19, 2005
                     FILED BY THE COMPUTER HORIZONS FULL VALUE COMMITTEE
                     FILE NO. 0-07282

Dear Mr. Shuman:

            We  acknowledge  receipt of the letter of comment  dated  August 29,
2005 from the Staff (the "Comment  Letter") with regard to the  above-referenced matter.  We have  reviewed the Comment  Letter with The Computer  Horizons  Full
Value Committee and provide the following  supplemental  response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

GENERAL

   1.   The disclosure has been revised to update the specified disclosure items contained in the Company's proxy materials.  See page 3, 27 and Schedule
        II of Proxy Statement.

        The  disclosure  has been revised to reflect a September 22 meeting date so  no  discrepancy  exists.  See  Cover  Letter  and  page  1 of  Proxy
        Statement.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                        FACSIMILED: 973.335.8018

September 1, 2005

   2.   The  disclosure  has been  revised  to  state  that  the  Committee  has cross-conditioned  the proposals  upon one another.  See page 1 of Proxy
        Statement and Proxy Card.

        The  disclosure  has been  revised  to state the  potential  effects  of submitting a slate of five directors if the number of directors  remains unchanged at seven, or is changed to ten following the Merger. See pages
        14 to 15 of Proxy Statement.

   3.   The  Committee  would like to finalize  and mail the Proxy  Statement as soon as it is  advised  that the Staff  does not have  further  comments thereto,  regardless  of whether the September 2 meeting is postponed or its outcome remains unknown.

        The  Committee  plans to continue  with the  solicitation  to remove the board  even if the  Merger is  approved.  The Proxy  Statement  has been updated to include the current  board  composition  as well as the board composition following approval and consummation of the Merger.  Assuming the  proposed  Merger is approved and  consummated  prior to the Special
        Meeting,  there will be certain information concerning the reconstituted board such as beneficial ownership that may be publicly available in the
        Company's  proxy  statement  or other  public  filings  only  after  the
        Committee has finalized  and mailed its Proxy  Statement.  The Committee believes that it is permissible to omit this  information from its Proxy
        Statement  pursuant to Rule 14a-5(c) if a clear reference is made to the particular document containing such information. The disclosure has been revised to include such reference.  See page 27 of Proxy Statement.

        The Merger  Agreement  provides that the Merger will become effective as soon as  practicable  but no  more  than  three  business  days  (unless
        Computer  Horizons and Analysts  shall  otherwise  agree)  following the later of (a) the receipt of the respective  votes of the shareholders of
        Computer   Horizons  and  the  shareholders  of  Analysts  and  (b)  the satisfaction  or waiver of all  conditions  to the  consummation  of the
        Merger.  Because it is uncertain how long it will take Computer Horizons and Analysts to certify the shareholder votes at the respective meetings and when all conditions to  consummation of the Merger will be satisfied or waived,  the Committee  cannot  determine  whether the Merger will be closed prior to the September 22 meeting.

        The Merger  Agreement  provides  that the new board will be appointed at the  effective  time of the Merger.  As discussed  above,  because it is uncertain when the Merger will be closed, the Committee cannot determine whether  the new  board  will be  appointed  prior to the  September  22 meeting.

        The Merger  Agreement  provides  that as soon as  practicable  after the closing of the Merger,  Computer  Horizons will cause its transfer agent to  coordinate  the  surrender  of shares of  Analysts  common  stock in exchange  for shares of Computer  Horizons  common  stock.  As discussed above,  because it is uncertain  when the Merger will be closed,  or how long it will take to  complete  the  exchange  of  Analysts  shares  for
        Computer  Horizons  shares,  the Committee cannot determine how many, if any,  former Analysts  security  holders may become record holders as of the record date for the September 22 meeting.

September 1, 2005

        Since the Record  Date is only 10 days prior to the  meeting  date,  the minimum amount of time  prescribed  under New York law and the Company's bylaws,  the Committee  will not be able to mail its proxy  materials to the record  holders  until a few days prior to the  meeting  date.  On a supplemental  basis,  the  Committee  believes the Company has chosen to have the Record Date be only 10 days prior to the  meeting  date to make it more difficult for a quorum to be present.  The Committee  intends to first mail the Proxy  Statement  prior to the Record  Date and has set a record date as of August 24, 2005  strictly  for the purposes of mailing proxy materials and soliciting shareholders (the "Mailing Record Date").
        After the Record Date, the Committee will re-mail the Proxy Statement to shareholders  of record.  We are  advised by ADP that it will be able to determine  whether  shareholders as of the Mailing Record Date who voted their  shares  actually  held the  shares of record on the  Record  Date through a technical  reconciliation  process.  The Committee  intends to request that the Company provide it with an updated shareholders list so that the  Committee  can  solicit  all  shareholders  (including  former
        Analysts  shareholders  if they become  shareholders  on or prior to the
        Record Date).  The Committee will update its disclosure  with the number of  shares  outstanding  as of the  Record  Date and  re-mail  its proxy materials to the  shareholders as of the Record Date.  This  information has  been  disclosed  in  the  Proxy  Statement.  See  page  3 of  Proxy
        Statement.

   4.   The disclosure  has been revised as requested.  See pages 9 to 10 and 14 to 15 of Proxy Statement.

   5.   The  disclosure  has been  revised  as  requested.  See page 26 of Proxy
        Statement.

        While it may appear on the surface that there are overlapping  issues in the proxy statements for both special meetings,  the Committee  believes the vote on the Merger is a separate  matter  from the vote on  removing and replacing  directors.  The special meeting to approve the Merger was called by the Company  while the  special  meeting to remove and replace the  directors  was called by the  Committee.  The  Committee  currently intends to proceed  with the  special  meeting to remove and replace the existing directors  regardless of whether or not the Merger is approved.
        Accordingly,  the Committee does not believe that RLS Investments or the
        Nominees (other than Mr.  Rosenfeld)  should be included as participants in the definitive proxy statement filed in connection with the September
        2 meeting.  RLS Investments and the Nominees (other than Mr.  Rosenfeld)
        became  members of the Section 13(d) group one week after the definitive proxy statement was filed. The Nominees (other than Mr.  Rosenfeld) have had  no  active  involvement  in the  second  solicitation,  other  than agreeing to serve as nominees if elected.  RLS Investments has agreed to indemnify Messrs. Meyer, Walters, Tanki and van Rijn.

   6.   None of the  participants in this  solicitation  or, to their knowledge, any of their affiliates, beneficially owns securities of Analysts.

PROXY STATEMENT COVER PAGE

   7.   The  disclosure  has  been  revised  as  requested.  See page 1 of Proxy
        Statement.

September 1, 2005

BACKGROUND TO THE SOLICITATION
THE COMMITTEE'S REQUESTS TO THE COMPANY FOR SPECIAL MEETING

    8.  In response to the Staff's request,  enclosed please find a copy of each request or other communication made of Computer Horizons by or on behalf of the Committee or any of its constituents, beginning with the July 22,
        2005 request for shareholders'  list and written responses received from
        Computer  Horizons  and its  agents.  Counsel to the  Company  requested certain  agreements  and  information  regarding  each  nominee  in  the enclosed letter dated August 12, 2005. The Committee did not comply with these  requests as set forth in the enclosed  letter from counsel to the
        Committee dated August 16, 2005.

   9.   The Committee does not believe that there are any  applicable  statutory provisions,  case  law or  provisions  in the  Company's  organizational documents  that  require the  Committee  to comply with the  requests in
        Computer  Horizons'  August  12,  2005  letter  to the  Committee.  This disclosure  has been  inserted in the Proxy  Statement and the reference that the request was not based upon any "legal  basis and  support"  has been deleted. See page 7 of Proxy Statement.

  10.   The disclosure  concerning the legal action instituted  against Computer
        Horizons in the Supreme Court of the State of New York has been inserted in the Proxy Statement.  See page 8 of Proxy  Statement.  In response to the Staff's request, enclosed please find all court papers filed to date in connection with the legal action.

PROPOSAL NO. 1
ILL-ADVISED PROPOSED MERGER WITH ANALYSTS
LACK OF MANAGEMENT AND DIRECTOR OWNERSHIP OF SHARES

  11.   The  disclosure  has been  revised as  requested. See pages 13 and 15 of
        Proxy Statement.

  12.   The  disclosure  has been  revised  as  requested.  See page 12 of Proxy
        Statement.

  13.   The  disclosure  has been  revised as  requested.  See pages 18 to 20 of
        Proxy Statement.

  14.   The  disclosure  has been  revised  as  requested.  See page 12 of Proxy
        Statement.

PROPOSAL NO. 2
PROPOSAL TO FIX NUMBER OF DIRECTORS AT FIVE

  15.   The  disclosure  has been  revised  as  requested.  See page 14 of Proxy
        Statement.

PROPOSAL NO. 3
PROPOSAL TO ELECT THE NOMINEES

  16.   The  conclusion  that the  Committee has  nominated  "truly  independent nominees" has been deleted. See page 14 of Proxy Statement.

September 1, 2005

  17.   The statement,  "Additional  nominations  made pursuant to the preceding sentence are without prejudice to the position of the Committee that any attempt to increase the size of the current  Computer  Horizons Board or
        to  classify  the  Computer   Horizons  Board  constitutes  an  unlawful
        manipulation  of  Computer  Horizons'  corporate   machinery"  has  been
        deleted. See page 18 of Proxy Statement.

VOTING AND PROXY PROCEDURES
BROKER NON-VOTES

  18.   The Staff is correct in its belief  that the holders of record of Shares held in street name do not have discretionary  authority with respect to any of the three  proposals  listed on the proxy card or with respect to any proposal to adjourn the meeting.  The disclosure has been revised as requested. See page 22 of Proxy Statement.

OTHER PARTICIPANT INFORMATION

  19.   The letter agreements indemnifying Messrs. Meyer, Walters, Tanki and van
        Rijn have been  included as exhibits to Amendment  No. 3 to Schedule 13D filed by the Committee on September 1, 2005.

  20.   The  Committee  confirms  that the Proxy  Statement  contains all of the information with respect to participants in the solicitation as required by Item 5(b) of Schedule 14A.

                                    * * * * *

        In connection with responding to the Staff's  comments,  attached please find a  certificate  signed  by each of the  participants  containing  the three acknowledgments requested by the Staff.

        The Staff is invited to contact  the  undersigned  with any  comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                              Very truly yours,

                                              /s/ Steven Wolosky
                                              ------------------
                                              Steven Wolosky

Enclosures

cc:  Eric Rosenfeld
     Alan Bazaar

                                 ACKNOWLEDGMENT

            In  connection  with  responding to the comments of the Staff of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement on Schedule 14A (the "Proxy Statement") filed by The Computer Horizons
Full Value  Committee  on August 19,  2005,  the  undersigned  acknowledges  the following:

            o    The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

            o    The Staff's  comments or changes to  disclosure  in response to
                 Staff  comments do not foreclose the SEC from taking any action with respect to the Proxy Statement.

            o    The  undersigned  may not assert Staff comments as a defense in any  proceeding  initiated  by the SEC or any person  under the federal securities laws of the United States.

Dated:  September 1, 2005                  CRESCENDO PARTNERS II, L.P., SERIES R

                                           By:   Crescendo Investments II, LLC
                                                 General Partner

                                           By:    /s/ Eric Rosenfeld
                                                  ------------------------------
                                           Name:  Eric Rosenfeld
                                           Title: Managing Member

                                           CRESCENDO INVESTMENTS II, LLC

                                           By:   /s/ Eric Rosenfeld
                                                 -------------------------------
                                           Name:  Eric Rosenfeld
                                           Title: Managing Member

                                           /s/ Eric Rosenfeld
                                           -------------------------------------
                                           ERIC ROSENFELD

                                           F. ANNETTE SCOTT FLORIDA TRUST

                                           By:    /s/ Richard L. Scott
                                                  -----------------------------
                                           Name:  Richard L. Scott
                                           Title: Trustee

                                           RICHARD L. SCOTT FLORIDA TRUST

                                           By:    /s/ Stephen T. Braun
                                                  -----------------------------
                                           Name: Stephen T. Braun
                                           Title: Trustee

                                           SCOTT FAMILY FLORIDA PARTNERSHIP
                                           TRUST

                                           By:    /s/ Stephen T. Braun
                                                  -----------------------------
                                           Name: Stephen T. Braun
                                           Title: Trustee

                                           RICHARD L. SCOTT INVESTMENTS, LLC

                                           By:    /s/ Richard L. Scott
                                                  -----------------------------
                                           Name:  Richard L. Scott
                                           Title: President

                                           /s/ Richard L. Scott
                                           -------------------------------------
                                           RICHARD L. SCOTT

                                           /s/ Stephen T. Braun
                                           -------------------------------------
                                           STEPHEN T. BRAUN

                                           /s/ Karl L. Meyer
                                           -------------------------------------
                                           KARL L. MEYER

                                           /s/ Robert F. Walters
                                           -------------------------------------
                                           ROBERT F. WALTERS

                                           /s/ Frank J. Tanki
                                           -------------------------------------
                                           FRANK J. TANKI

                                           /s/ Willem Van Rijn
                                           -------------------------------------
                                           WILLEM VAN RIJN